Prospectus Supplement No. 12	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated September 29, 2023)	Registration No. 333-274329

Wheeler Real Estate Investment Trust, Inc.
This is Prospectus Supplement No. 12 (this “Prospectus Supplement”) to our Prospectus, dated September 29, 2023 (the “Prospectus”), relating to the issuance from time to time by Wheeler Real Estate Investment Trust, Inc. of up to 101,100,000 shares of our common stock, par value $0.01 (“Common Stock”). Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

We have attached to this Prospectus Supplement our Current Report on Form 8-K filed on February 6, 2024. The attached information updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.

Investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is February 6, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
  CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (date of earliest event reported): February 5, 2024
 WHEELER REAL ESTATE INVESTMENT TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-35713	45-2681082
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2529 Virginia Beach Blvd. Virginia Beach, VA	23452
(Address of principal executive offices)	(Zip code)
Registrant’s telephone number, including area code: (757) 627-9088
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	WHLR	Nasdaq Capital Market
Series B Convertible Preferred Stock	WHLRP	Nasdaq Capital Market
Series D Cumulative Convertible Preferred Stock	WHLRD	Nasdaq Capital Market
7.00% Subordinated Convertible Notes due 2031	WHLRL	Nasdaq Capital Market

Item 1.01. Entry into a Material Definitive Agreement

Item 8.01 of this Current Report on Form 8-K as to the redemptions by holders (collectively, the “Series D Preferred Holders”) of Wheeler Real Estate Investment Trust, Inc.’s (the “Company”) Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock”) is incorporated herein by reference.

As previously disclosed in a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 6, 2023, in connection with the December 2023 Series D Preferred Stock redemptions, (a) on December 4, 2023, the Company’s Board of Directors (the “Board”), under the terms of the Company’s charter, created a Capital Stock Excepted Holder Limit of 55% and a Common Stock Excepted Holder Limit of 86% (collectively, the “Prior Excepted Holder Limits”) for each of Stilwell Activist Investments, L.P., Stilwell Activist Fund, L.P., Stilwell Value Partners VII, L.P., and Stillwell Associates, L.P. (collectively, the “Investors”), and (b) on December 5, 2023, the Company entered into an Excepted Holder Agreement with the Investors with respect to such limits. Joseph Stilwell, a member of the Company’s Board of Directors, is the managing member and owner of Stilwell Value LLC, which is the general partner of each of the Investors.

Following the transfer of common stock, par value $0.01 (“Common Stock”) to the Investors in consideration of the February 2024 Series D Preferred Stock redemptions made by the Investors, the Investors would have beneficially owned or constructively owned an amount of Capital Stock in excess of the Prior Excepted Holder Limits. On February 5, 2024, the Board agreed to increase the Prior Excepted Holder Limits to permit this additional ownership and, accordingly, the Company entered into an amendment to the Excepted Holder Agreement with the Investors (the “Excepted Holder Amendment”) under which the Company increased the Capital Stock Excepted Holder Limit granted to Investors under the Excepted Holder Agreement to 60% and the Common Stock Excepted Holder Limit to 90%. The Excepted Holder Amendment does not otherwise alter or affect the rights and obligations of the parties to the Excepted Holder Agreement.

The foregoing description of the Excepted Holder Amendment is qualified in its entirety by the full text of that agreement, which is attached hereto as Exhibit 10.1, and is incorporated by reference herein.

Item 3.03. Material Modifications to Rights of Security Holders

Adjustment to Conversion Price of 7.00% Subordinated Convertible Notes due 2031

Item 8.01 of this Current Report on Form 8-K as to the redemptions by the Series D Preferred Holders of the Series D Preferred Stock is incorporated herein by reference.

As of January 5, 2024, the Conversion Price for the Company’s 7.00% Subordinated Convertible Notes due 2031 (the “Notes”) was approximately $0.17 per share of the Company’s Common Stock (approximately 148.24 shares of Common Stock for each $25.00 of principal amount of the Notes being converted).

For the February 2024 redemptions, the lowest price at which any Series D Preferred Stock was converted by a holder into Common Stock was approximately $0.22.

Accordingly, pursuant to Section 14.02 (Optional Conversion) of the indenture governing the Notes, the Conversion Price for the Notes was further adjusted to approximately $0.12 per share of Common Stock (approximately 209.84 shares of Common Stock for each $25.00 of principal amount of the Notes being converted), representing a 45% discount to $0.22.

Item 8.01 Other Events

Results of February 2024 Series D Preferred Stock Redemptions

•The fifth monthly “Holder Redemption Date” occurred on February 5, 2024.
•The Company processed redemption requests from five Series D Preferred Holders, collectively redeeming 74,718 shares of Series D Preferred Stock for a redemption price of approximately $37.83 per share ($25.00 per share plus the amount of all accrued but unpaid dividends to and including the February 5, 2024 Holder Redemption Date) (the “Redemption Price”).

•The Company settled the Redemption Price in Common Stock.
•The volume weighted average of the closing sales price, as reported on the Nasdaq Capital Market, per share of Common Stock for the ten consecutive trading days immediately preceding, but not including, the February 5, 2024 Holder Redemption Date was approximately $0.22.
•Accordingly, the Company issued 13,048,169 shares of unregistered Common Stock in settlement of an aggregate Redemption Price of approximately $2.8 million.

Cumulative Series D Preferred Stock Redemption Information

•To date, the Company has processed 182 redemption requests, collectively redeeming 948,631 shares of Series D Preferred Stock.
•Accordingly, the Company has issued 67,042,618 shares of Common Stock in settlement of an aggregate Redemption Price of approximately $35.9 million.
•As of February 5, 2024, the Company had 68,023,718 shares of Common Stock and 2,577,240 shares of Series D Preferred Stock outstanding.

March 2024 Redemptions

•The deadline for the next monthly round of Series D Preferred Stock redemptions is February 25, 2024.
•The next monthly Holder Redemption Date will occur on March 5, 2024.
•Required redemption forms and a list of frequently asked questions can each be found on the Company’s website at https://ir.whlr.us/series-d/series-d-redemption.

Information contained on the Company’s website is not incorporated by reference into this Current Report on Form 8-K and should not be considered to be part of this Current Report on Form 8-K.

Exhibit No.	Description
10.1
Excepted Holder Amendment, by and among Wheeler Real Estate Investment Trust, Inc., Stilwell Activist Investments, L.P., Stilwell Activist Fund, L.P., Stilwell Value Partners VII, L.P. and Stilwell Associates, L.P., dated as of February 5, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: Chief Executive Officer and President

Dated: February 6, 2024